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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HYPERTENSION DIAGNOSTICS, INC.

(Name of Issuer)

COMMON STOCK, 0.01 par value

(Title of Class of Securities)

44914V 10 4

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 44914 V 10 4	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wayne William Mills

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

	5.	Sole Voting Power 240,000

Number of	6.	Shared Voting Power 0
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 240,000
Reporting
Person
With:	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 240,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 1.0% (Based on 22,940,390 shares outstanding as of 10/31/03, as reported by the Issuer in its Form 10-QSB for the quarter ended 9/30/03)

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 44914 V 10 4	13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer:

     Hypertension Diagnostics, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

     2915 Waters Road, Suite 108, Eagan, MN 55121

Item 2(a). Name of Person Filing:

     Wayne William Mills

Item 2(b). Address of Principal Business Office, or if None, Residence:

     800 Nicollet Mall, Suite 2690, Minneapolis, MN 55402

Item 2(c). Citizenship:

     USA

Item 2(d). Title of Class of Securities:

     Common Stock, $.01 par value

Item 2(e). CUSIP Number:

     44914V 10 4

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[_] Broker or dealer registered under Section 15 of the Exchange Act. (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[_] Investment company registered under Section 8 of the Investment Company Act.

(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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CUSIP No. 44914 V 10 4	13G	Page 4 of 5 Pages

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

240,000

(b)	Percent of class:

1.0%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 240,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 240,000

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable

Item 8. Identification and Classification of Members of the Group.

     Not applicable

Item 9. Notice of Dissolution of Group.

     Not applicable

Item 10. Certifications.

(b)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.”

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004	/w/ Wayne W. Mills Wayne W. Mills

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